Exhibit 99.4

ZenaTech's ZenaDrone Subsidiary to Conduct Meetings with Members of Congress Highlighting its Drone Innovation Followed by Showcasing Drone Solutions at the AUVSI Defense Forum

Vancouver, British Columbia, (October 16, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, announces its US drone subsidiary ZenaDrone will be in Washington, D.C. later this month for company representatives to meet with key Members of Congress and other stakeholders to discuss the company’s drone innovation and US manufacturing plans. This will be followed by participating and showcasing ZenaDrone’s drone solutions at the Washington, D.C. AUVSI Defense 2025 Forum.

“Our ZenaDrone subsidiary is committed to becoming a trusted supplier of drone solutions to US defense agencies and NATO. Through Capitol Hill engagement and participation at forums like AUVSI Defense, we believe we are building important relationships that will position us as an innovative and active voice in the drone industry,” said Shaun Passley, Ph.D., CEO of ZenaTech. “We want to ensure our perspective informs the conversations shaping the future of unmanned systems, while expanding our domestic footprint and supporting skilled US jobs.”

The Congressional meetings are supported by ZenaDrone’s government relations and business development partners, Bromelkamp Government Relations and Winning Strategies Washington. Together, the companies will meet with key Members of Congress to build relationships and brief them on ZenaDrone’s drone solutions and US manufacturing plans, with the goal to translate technical innovation into strategic government impact—helping to secure funding, shape policy, and expand presence.

AUVSI Defense, scheduled for October 28th and 29th at the Marriott Metro Center, Washington, D.C., is one of the premier policy and technology conferences for the drone and autonomous systems industry. At the event, the company plans to engage with military, industry and government leaders on critical discussions regarding multi-domain integration, rapid uncrewed adoption, and the future of interoperable defense technologies.

The company’s portfolio of drone offerings for the defense industry, currently at various development and cybersecurity certification readiness stages, includes:

•The ZenaDrone 1000, a medium-sized VTOL (Vertical Takeoff and Landing) rugged construction drone capable of lifting ~40 kg, with AI-enabled autonomy, and secure communications via its proprietary DroneNet system. Designed for ISR- inspection, surveillance, and reconnaissance applications, critical cargo applications, and boarder patrol via an extended flying time gas version currently under development. it has undergone paid trials with both the US Air Force and Navy Reserve for critical cargo delivery such as medical supplies

•The IQ Square, a VTOL drone (starting size 40”X40”) engineered for line-of-sight land surveys, infrastructure, road and bridge inspections, and defense reconnaissance tasks

•The IQ Nano, a compact indoor drone (starting size 20″×20″), built to operate in GPS-denied environments like warehouses or military infrastructures for inventory management via barcode scanning and security applications, it features obstacle avoidance and AI-driven drone swarms or fleets

AUVSI (Association for Uncrewed Vehicle Systems International) is a global nonprofit organization dedicated to advancing the development and use of uncrewed systems and robotics across air, land, and sea. As an Advocacy-level member, ZenaDrone participates in the Air Advocacy Committee, shaping policies to expand drone operations in national airspace, and the Defense Advocacy Committee, influencing defense acquisition policies and promoting NDAA-compliant drone technology. This participation provides direct access to federal decision-makers and a voice in key policy initiatives such as BVLOS (Beyond the Visual Line of Sight) regulation, streamlined federal procurement, and Blue/Green UAS certification, while ensuring ZenaDrone’s platforms remain aligned with the evolving priorities of defense and government agencies.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business model and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.